

09057335

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- *106787*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING___12/31/08___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ION PARTNERS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___521 FIFTH AVENUE, SUITE 625___
                        (No. and Street)

___NEW YORK___   ___N.Y.___   ___10175___
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___DEREK WITTENBERG___   ___(212) 286 – 5033___
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEUER & ORLANDO, LLP
                    (Name – if individual, state last, first, middle name)

___350 FIFTH AVENUE, SUITE 7116___   NEW YORK   ___N.Y.___   ___10118___
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR : 4 2009

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __DEREK WITTENBERG_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ION PARTNERS, LLC_____ , as of __DECEMBER 31, 2008_____ , 20_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

NOREEN WALSH
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
REG. NO. 01WA6053006
MY COMMISSION EXPIRES 01-02-20??

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

2

INDEPENDENT AUDITORS' REPORT

Members of Ion Partners, LLC
New York, New York

We have audited the accompanying balance sheet of Ion Partners, LLC at December 31, 2008 and the related statements of loss, members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ion Partners, LLC at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 6, 2009

3

ION PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Current Assets:		
Cash	$	34,340
Accounts receivable		6,202
Prepaid expenses		8,289
Total Current Assets		48,831
Fixed Assets:		
Property and equipment, net of accumulated depreciation and amortization of $ 10,426		3,357
Art work		3,389
Total Fixed Assets		6,746
Other Assets:		
Security deposits		3,000
Total Assets	$	58,577

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:		
Accounts payable	$	2,159
Accrued expenses		6,310
Total Current Liabilities		8,469
Members' Capital		50,108
Total Liabilities and Members' Capital	$	58,577

The accompanying notes are an integral part of these financial statements

ION PARTNERS, LLC
STATEMENT OF LOSS
YEAR ENDED DECEMBER 31, 2008

Income:		
Fee income		$ 51,226
Reimbursed expenses		2,849
Total Income		54,075
Expense:		
Bad debt expense	2,500	
Consulting	8,355	
Office, general and administrative	23,599	
Rent and occupancy	27,044	
Professional fees	12,895	
Regulatory fees	3,974	
Depreciation	2,419	
Total Expense		80,786
Total Loss from Operations		(26,711)
Other Income and (Expense):		
Interest income		605
Net Loss		$ (26,106)

ION PARTNERS, LLC
STATEMENT OF MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2008

BEGINNING MEMBERS' CAPITAL	$ 134,486
Net Loss for the year	(26,106)
Capital contributed	15,000
Capital withdrawn	(73,272)
ENDING MEMBERS' CAPITAL	$ 50,108

ION PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash Flow From Operating Activities:

Net Loss	$	(26,106)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Bad debt expense		2,500
Depreciation		2,419
Change in operating assets and liabilities:		
Accounts receivable		7,000
Prepaid expenses		(6,205)
Accounts payable and accrued expenses		457
Cash used by operating activities		(19,935)
Cash flows from Investing Activities:		
Fixed asset purchases		(650)
Cash flows from Financing Activities:		
Capital contribution from member		15,000
Distributions to members		(73,272)
Cash used by financing activities		(58,272)
Decrease in cash		(78,857)
Cash at Beginning of year		113,197
Cash at End of year	$	34,340

NOTE 1 – DESCRIPTION OF BUSINESS

Ion Partners, L.L.C. (the "Company") is a limited liability company pursuant to the adoption of an operating agreement in the State of New York effective on August 8, 2003 and amended on October 31, 2008. The Company is primarily engaged in providing investment advisory services to its clients. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records on the accrual basis.

Revenue Recognition

The Company recognizes revenue as the related consulting services are provided.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's ability to assess the credit worthiness of its clients. The Company does not currently see a concentrated credit risk associated with receivables. Repayment is dependent upon the financial stability of its clients.

Allowance for Doubtful Accounts

The Company estimates uncollectibility of trade accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. At December 31, 2008, the Company recorded bad debt expense of $2,500 using the direct write-off method.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the useful lives of the related assets, primarily five years.

Income Taxes

Provisions for federal and state income taxes have not been recorded as the Company is taxed as a partnership. Under New York City tax regulations, limited liability companies are taxed on the income earned during the year. For the year ended December 31, 2008 the Company has a $4,950 credit for New York City unincorporated business tax and has included this amount in prepaid expenses in the accompanying balance sheet.

ION PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Partnership reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust to the fair value of the asset. Management believes that there are no impaired long-lived assets at December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

NOTE 3 - PROPERTY AND EQUIPMENT

The Company's property and equipment and related accumulated depreciation and amortization consist of the following at December 31, 2008:

	Cost	Accumulated Depreciation and Amortization	Net
Computer and office equipment	$ 13,783	$ 10,526	$ 3,357
Artwork	3,389	----------	3,389
Total Property and Equipment	$ 17,172	$ 10,526	$ 6,746

NOTE 4 - COMMITMENTS

The Company has no leases or commitments, which extend beyond the current operating cycle. The lease of its office space is pursuant to a sub-lease agreement providing for month-to-month rental.

NOTE 5 - CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consisted principally of cash. The Company's cash balances exceeded the S.I.P.C. insured limit at certain times during the year. Management has placed these funds in a high quality institution in order to minimize the risk.

NOTE 6 – CHANGE IN OWNERSHIP

On October 31, 2008, the Company consummated an agreement to admit a new member. The new member contributed $15,000 in exchange for 10 units, which resulted in a 33.33% interest. The effect of this transaction has been reflected in the financial statements accompanying these notes. The acquisition of such interest required the approval of FINRA, Inc. under NASD Rule 1017 and the acquisition of such interest occurred 10 days following the NASD approval.

NOTE 7 - REGULATORY REQUIREMENT

As a SEC registrant member of FINRA, the Company is subject to certain provisions of the Securities Exchange Act of 1934, including Rule 15c3-1. This rule requires that the Company maintain minimum net capital balances and a certain ratio for aggregate indebtedness to net capital, both as defined. The Company was in compliance with the provisions of this rule at December 31, 2008.

ION PARTNERS, LLC
COMPUTATION OF NET CAPITAL, PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

Total members capital	$	50,108
Less non-allowance assets:		
Accounts receivable		(6,202)
Fixed assets - net		(6,746)
Prepaid expenses		(8,289)
Security deposits		(3,000)
Net Capital		25,871
Minimum net capital requirement		(5,000)
Net capital excess	$	20,871
Ratio of aggregate indebtedness to net capital at December 31, 2008		.32735:1

Differences exist between the above computation and the Company's corresponding Unaudited Form XI 7a-5 Par IIA filed at December 31, 2007, which are deemed immaterial.

Members Capital - unaudited filing	$	41,703
Add:		
Increase in accounts receivable and accrued expenses		6,202
Increase in prepaid expense		2,950
Increase in cash		33
Decrease in accounts payable		987
Decrease in fixed assets		(1,768)
Members' Capital	$	50,107

ACCOUNTANTS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Members of Ion Partners, LLC

In planning and performing our audit of the financial statements of Ion Partners, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (including control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use and information of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 6, 2009